Dreyfus
Insured Municipal
Bond Fund, Inc.

SEMIANNUAL REPORT October 31, 2006



Dreyfus
A Mellon Financial Company℠

Save time. Save paper. View your next shareholder report online as soon as it's available. Log into www.dreyfus.com and sign up for Dreyfus eCommunications. It's simple and only takes a few minutes.

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Insured Municipal Bond Fund, Inc., covering the six-month period from May 1, 2006, through October 31, 2006.

Although reports of slower U.S. economic growth and declining housing prices recently have raised economic concerns, we believe that neither a domestic recession nor a major shortfall in global growth is likely. A stubbornly low unemployment rate suggests that labor market conditions remain strong, and stimulative monetary policies over the last several years have left a legacy of ample financial liquidity worldwide. These and other factors should continue to support further economic expansion, but at a slower rate than we saw earlier this year.

The U.S. bond market also appears to be expecting a slower economy, as evidenced by an "inverted yield curve" at the end of October, in which yields of two-year U.S. Treasury securities were lower than the overnight federal funds rate. This anomaly may indicate that short-term interest rates have peaked, and that investors expect the Federal Reserve Board's next move to be toward lower short-term interest rates. As always, we encourage you to discuss the implications of these and other matters with your financial adviser.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's portfolio manager.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
November 15, 2006



DISCUSSION OF FUND PERFORMANCE

Paul Disdier, Senior Portfolio Manager

Note to Shareholders: Effective August 2006, Paul Disdier became the primary portfolio manager of the fund.

How did Dreyfus Insured Municipal Bond Fund perform relative to its benchmark?

For the six-month period ended October 31, 2006, the fund achieved a total return of 4.23%.[1] The Lehman Brothers Municipal Bond Index (the "Index"), the fund's benchmark, achieved a total return of 4.12% for the same period.[2] In addition, the fund is reported in the Lipper Insured Municipal Debt Funds category, and the average total return for all funds reported in the category was 3.60% for the reporting period.[3]

After bouts of weakness early in the reporting period, municipal bonds rallied as inflation and interest-rate concerns eased. The fund produced a higher return than its benchmark and Lipper category average, mainly due to our emphasis on longer-term securities that gained value during the market rally.

What is the fund's investment approach?

The fund seeks as high a level of current income exempt from federal income tax as is consistent with the preservation of capital. To pursue this goal, the fund normally invests substantially all of its assets in investment-grade municipal bonds that provide income exempt from federal personal income tax. These bonds will be insured as to the timely payment of principal and interest by recognized insurers of municipal bonds.[4] The dollar-weighted average maturity of the fund's portfolio normally exceeds 10 years, but the fund is not subject to any maturity restrictions.

We may buy and sell bonds based on credit quality, market outlook and yield potential. In selecting municipal bonds for investment, we may assess the current interest-rate environment and a municipal bond's potential volatility in different rate environments. We focus on bonds with the potential to offer attractive current income, typically looking for bonds that can provide consistently attractive current yields or that are trading at competitive market prices. A portion of the fund's assets may be allocated to "discount" bonds, which are bonds that sell at a price below their face value, or to "premium" bonds, which are bonds that sell at a price above their face value. The fund's allocation either to discount bonds or to premium bonds will change along with our changing views of the current interest-rate and market environment. We may also look to select bonds that are most likely to obtain attractive prices when sold.

What other factors influenced the fund's performance?

After a sustained period in which investors were encouraged by robust economic growth and low inflation, investor sentiment appeared to deteriorate in the spring of 2006. Investors grew concerned in May when hawkish comments by members of the Federal Reserve Board (the "Fed") and rising energy prices sparked renewed worries regarding inflation and interest rates, leading to a sharp decline in bond prices.

However, investors' inflation concerns subsequently eased, when evidence of softening housing markets and less impressive employment gains over the summer suggested that the rate of economic growth might be moderating. Indeed, the Fed cited a slowing economy when it refrained from raising short-term interest rates at its meetings in August, September and October, the first pauses in more than two years. As investors first anticipated and then reacted to the change in Fed policy, municipal bond prices rallied, more than offsetting earlier weakness and enabling the fund to post a solidly positive total return for the reporting period overall.

At the same time, supply-and-demand factors remained supportive of municipal bond prices. Most states and municipalities have taken in more tax revenue than they originally projected, reducing their need to borrow, and higher short-term interest rates dampened refinancing activity. As a result, municipal bond issuance volume declined compared to the same period one year earlier. On the other hand, investor demand remained robust from individuals and institutions seeking competitive levels of tax-exempt income. Even some foreign banks have begun to invest in municipal bonds and derivative instruments for their diversification benefits and competitive yields.

Throughout the reporting period, we maintained our view that inflation would remain benign and the Fed was at or near the end of its tightening campaign. Accordingly, we set the fund's average duration in a range we considered slightly longer than industry averages. Although this position hindered relative performance during the spring sell-off, it enabled the fund to participate more fully in the subsequent rally. Our focus on bonds with maturities in the 20- to 30-year range proved to be particularly beneficial as long-term yields declined. The fund also received strong contributions from its holdings of zero-coupon bonds.

What is the fund's current strategy?

If the municipal bond market can sustain itself over the next two months, 2006 will become the seventh consecutive calendar year of positive tax-exempt market performance. In our view, the prospect of slower economic growth, benign inflation and favorable supply-and-demand dynamics could continue to support municipal bond prices over the foreseeable future.

November 20, 2006

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Income may be subject to state and local taxes, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Capital gains, if any, are fully taxable.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers Municipal Bond Index is a widely accepted, unmanaged total return performance benchmark for the long-term, investment-grade, tax-exempt bond market. However, the bonds in the index generally are not insured. Index returns do not reflect the fees and expenses associated with operating a mutual fund.*

[3] *Source: Lipper Inc.*

[4] *Portfolio insurance extends to the repayment of principal and payment of interest in the event of default. It does not extend to the market value of the portfolio securities or the value of the fund's shares.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Insured Municipal Bond Fund, Inc. from May 1, 2006 to October 31, 2006. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended October 31, 2006

Expenses paid per $1,000†	$ 4.27
Ending value (after expenses)	$1,042.30

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended October 31, 2006

Expenses paid per $1,000†	$ 4.23
Ending value (after expenses)	$1,021.02

† *Expenses are equal to the fund's annualized expense ratio of .83%, multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

October 31, 2006 (Unaudited)

Long-Term Municipal Investments—96.9%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Alabama—2.4%				
Aubum University, General Fee Revenue (Insured; MBIA)	5.75	6/1/17	1,000,000	1,087,640
Birmingham, GO Capital Improvement (Insured; AMBAC)	5.00	12/1/32	1,780,000	1,854,226
Alaska—4.2%				
Alaska International Airports System, Revenue (Insured; AMBAC)	5.75	10/1/12	4,500,000 [a]	5,015,115
California—4.9%				
Chabot-Las Positas Community College District, GO (Insured; AMBAC)	0.00	8/1/42	10,655,000 [b]	1,799,630
Glendora Unified School District, GO (Insured; MBIA)	5.25	8/1/26	1,400,000	1,537,088
San Diego Unified School District (Insured; FGIC)	0.00	7/1/15	3,690,000	2,631,302
Colorado—.9%				
Douglas County School District, Number Re1, GO (Insured; FGIC)	5.75	12/15/17	1,000,000	1,138,130
Connecticut—1.8%				
Connecticut, Special Tax Obligation (Transportation Infrastructure Purposes) (Insured; FGIC)	5.00	1/1/23	2,000,000	2,126,640
Delaware—6.0%				
Delaware Economic Development Authority, Water Revenue (United Water Delaware Inc. Project) (Insured; AMBAC)	6.20	6/1/25	5,000,000	5,059,750
Delaware River and Bay Authority, Revenue (Insured; MBIA)	5.25	1/1/13	2,015,000 [a]	2,197,881
Florida—3.2%				
Orange County, Sales Tax Revenue (Insured; FGIC)	5.13	1/1/23	1,000,000	1,067,650
Tampa Bay Water, Utility System Improvement Revenue (Insured; FGIC)	5.25	10/1/19	2,575,000	2,752,237

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Idaho−1.7%				
Boise State University, Student Union and Housing System Revenue (Insured; FGIC)	5.38	4/1/22	1,955,000	2,106,376
Illinois−3.1%				
Chicago, GO (Insured; FGIC)	5.50	7/1/10	675,000 [a]	725,659
Chicago, GO (Insured; FGIC)	5.50	1/1/40	325,000	347,363
Chicago O'Hare International Airport, General Airport Third Lien Revenue (Insured; MBIA)	5.25	1/1/27	2,500,000	2,640,250
Indiana−3.1%				
Indiana Educational Facilities Authority, Educational Facilities Revenue (Butler University Project) (Insured; MBIA)	5.50	2/1/26	3,500,000	3,729,845
Kansas−2.0%				
Neosho County Unified School Disctrict Number 413, GO (Insured; FSA)	5.00	9/1/20	1,075,000	1,155,227
Neosho County Unified School District Number 413, GO (Insured; FSA)	5.00	9/1/21	1,200,000	1,287,048
Massachusetts−1.9%				
Massachusetts (Insured; FSA)	5.25	9/1/24	2,000,000	2,301,220
Michigan−.9%				
Detroit School District, School Building and Site Improvement (Insured; FGIC)	5.00	5/1/28	1,000,000	1,043,070
Minnesota−.9%				
Prior Lake-Savage Area Schools Independent School District Number 719, GO School Building (Insured; FSA)	5.00	2/1/18	1,000,000	1,083,800
Missouri−2.3%				
Saint Louis, Airport Revenue (Airport Development Program) (Insured; MBIA)	5.63	7/1/11	2,500,000 [a]	2,721,725

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New Jersey—8.4%				
New Jersey Economic Development Authority, PCR (Public Service Electric and Gas Co. Project) (Insured; MBIA)	6.40	5/1/32	7,100,000	7,122,081
New Jersey Turnpike Authority, Turnpike Revenue (Insured; FSA)	5.25	1/1/26	1,500,000	1,739,355
Rutgers, The State University, GO (Insured; FGIC)	5.00	5/1/31	1,245,000	1,317,135
New York—10.3%				
Metropolitan Transportation Authority (State Service Contract) (Insured; MBIA)	5.50	1/1/20	2,000,000	2,193,660
Metropolitan Transportation Authority, Transportation Revenue (Insured; AMBAC)	5.50	11/15/19	5,000,000	5,512,850
Metropolitan Transportation Authority, Transportation Revenue (Insured; FGIC)	5.00	11/15/32	1,350,000	1,419,822
New York City (Insured; FSA)	5.25	8/15/15	2,000,000	2,204,160
New York City Municipal Water Finance Authority, Water and Sewer System Revenue (Insured; MBIA)	5.00	6/15/28	1,000,000	1,064,390
Ohio—2.9%				
Cleveland State University, General Receipts (Insured; FGIC)	5.00	6/1/34	1,150,000	1,212,618
Ohio Turnpike Commission, Turnpike Revenue (Insured; FGIC)	5.50	2/15/17	1,995,000	2,285,691
Oregon—2.2%				
Oregon Department of Administrative Services, Lottery Revenue (Insured; FSA)	5.00	4/1/12	1,500,000	1,604,760
Portland, Second Lien Sewer System Revenue (Insured; MBIA)	5.00	6/15/17	1,000,000	1,098,960
Pennsylvania—2.4%				
Pennsylvania Turnpike Commission, Registration Fee Revenue (Insured; FSA)	5.25	7/15/23	1,000,000	1,150,520

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Pennsylvania (continued)				
Perkiomen Valley School District, GO (Insured; FSA)	5.25	3/1/14	1,550,000 [a]	1,707,697
South Carolina—2.3%				
Spartanburg Sanitary Sewer District, Sewer System Revenue (Insured; MBIA)	5.25	3/1/30	1,000,000	1,075,750
University of South Carolina, Athletic Facilities Revenue (Insured; AMBAC)	5.50	5/1/22	1,575,000	1,707,584
Texas—9.0%				
Austin, Electric Utility System Revenue (Insured; FSA)	5.00	11/15/14	1,000,000	1,088,070
Houston Area Water Corp., City of Houston Contract Revenue (Northeast Water Purification Plant Project) (Insured; FGIC)	5.25	3/1/23	2,470,000	2,642,530
Irving, Waterworks and Sewer System New Lien Revenue (Insured; FSA)	5.25	8/15/18	500,000	554,845
San Antonio, Water System Revenue (Insured; FSA)	5.50	5/15/19	1,000,000	1,088,600
San Antonio, Water System Revenue (Insured; FSA)	5.50	5/15/20	2,500,000	2,716,300
Texas Turnpike Authority, Revenue (Central Texas Turnpike System) (Insured; AMBAC)	5.50	8/15/39	2,500,000	2,714,775
Utah—1.6%				
Utah State University, Student Fee and Housing System Revenue (Insured; MBIA)	5.00	4/1/29	1,850,000	1,950,048

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Virginia–7.7%				
Danville Industrial Development Authority, HR (Danville Regional Medical Center) (Insured; AMBAC)	5.25	10/1/28	1,500,000	1,708,755
Upper Occoquan Sewer Authority, Regional Sewer Revenue (Insured; MBIA)	5.15	7/1/20	5,210,000	5,862,188
Virginia University, Revenue (General Pledge) (Insured; AMBAC)	5.00	5/1/14	1,615,000	1,757,814
West Virginia–10.8%				
West Virginia (Insured; FGIC)	6.50	11/1/16	2,600,000 [a]	3,228,784
West Virginia (Insured; FGIC)	0.00	11/1/26	5,450,000	2,277,773
West Virginia Building Commission, LR (West Virginia Regional Jail) (Insured; AMBAC)	5.38	7/1/21	2,505,000	2,861,737
West Virginia Higher Education Policy Commission, Revenue (Higher Education Facilities) (Insured; FGIC)	5.00	4/1/29	2,000,000	2,110,780
West Virginia Water Development Authority, Water Development Revenue (Loan Program II) (Insured; AMBAC)	5.25	11/1/23	1,000,000	1,089,640
West Virginia Water Development Authority, Water Development Revenue (Loan Program II) (Insured; AMBAC)	5.00	11/1/29	1,400,000	1,482,754
Total Long-Term Municipal Investments (cost $110,238,304)				**116,961,298**

Short-Term Municipal Investment—2.1%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Pennsylvania;				
Allegheny County Industrial Development Authority, Senior Health and Housing Facilities Revenue, Refunding (Longwood at Oakmont Project) (Insured; Radian Group and Liquidity Facility; Bank of America) (cost $2,500,000)	3.63	11/1/06	2,500,000 [c]	**2,500,000**
Total Investments (cost $112,738,304)			**99.0%**	**119,461,298**
Cash and Receivables (Net)			**1.0%**	**1,147,838**
Net Assets			**100.0%**	**120,609,136**

[a] *These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.*

[b] *Purchased on a delayed delivery basis.*

[c] *Securities payable on demand. Variable interest rate—subject to periodic change.*

[d] *At October 31, 2006, 27.0% of the fund's net assets are insured by AMBAC, 25.2% are insured by FGIC and 28.4% are insured by MBIA.*

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**PILOT**	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates	**RAN**	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants	**RRR**	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes	**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue	**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency	**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes	**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes	**XLCA**	XL Capital Assurance

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)[†]
AAA		Aaa		AAA	97.9
F1		MIG1/P1		SP1/A1	2.1
					100.0

[†] *Based on total investments.*
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

October 31, 2006 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	112,738,304	119,461,298
Interest receivable		1,822,908
Receivable for investment securities sold		1,766,398
Receivable for shares of Common Stock subscribed		932
Prepaid expenses		10,718
		123,062,254
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)		79,399
Cash overdraft due to Custodian		538,076
Payable for investment securities purchased		1,766,599
Payable for shares of Common Stock redeemed		35,456
Accrued expenses		33,588
		2,453,118
Net Assets ($)		**120,609,136**
Composition of Net Assets ($):		
Paid-in capital		114,199,816
Accumulated undistibuted investment income–net		14,198
Accumulated net realized gain (loss) on investments		(327,872)
Accumulated gross unrealized appreciation on investments		6,722,994
Net Assets ($)		**120,609,136**
Shares Outstanding		
(300 million shares of $.001 par value Common Stock authorized)		6,709,127
Net Asset Value, offering and redemption price per share–Note 3(d) ($)		**17.98**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended October 31, 2006 (Unaudited)

Investment Income ($):	
Interest Income	**2,851,651**
Expenses:	
Management fee–Note 3(a)	363,589
Service plan and propspectus fees–Note 3(b)	51,304
Shareholder servicing costs–Note 3(b)	37,464
Professional fees	20,817
Registration fees	10,031
Custodian fees	7,781
Directors' fees and expenses–Note 3(c)	4,960
Shareholders' reports	1,379
Loan commitment fees–Note 2	337
Miscellaneous	9,898
Total Expenses	**507,560**
Less–reduction in custody fees due to earnings credits–Note 1(b)	(5,547)
Net Expenses	**502,013**
Investment Income–Net	**2,349,638**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	62,713
Net unrealized appreciation (depreciation) on investments	2,545,223
Net Realized and Unrealized Gain (Loss) on Investments	**2,607,936**
Net Increase in Net Assets Resulting from Operations	**4,957,574**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended October 31, 2006 (Unaudited)	Year Ended April 30, 2006
Operations ($):		
Investment income—net	2,349,638	4,844,097
Net realized gain (loss) on investments	62,713	(259,332)
Net unrealized appreciation (depreciation) on investments	2,545,223	(2,586,733)
Net Increase (Decrease) in Net Assets Resulting from Operations	**4,957,574**	**1,998,032**
Dividends to Shareholders from ($):		
Investment income—net	**(2,361,149)**	**(4,804,483)**
Capital Stock Transactions ($):		
Net proceeds from shares sold	995,829	2,737,716
Dividends reinvested	1,655,123	3,276,730
Cost of shares redeemed	(7,010,562)	(14,607,399)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**(4,359,610)**	**(8,592,953)**
Total Increase (Decrease) in Net Assets	**(1,763,185)**	**(11,399,404)**
Net Assets ($):		
Beginning of Period	122,372,321	133,771,725
End of Period	**120,609,136**	**122,372,321**
Undistributed investment income—net	14,198	25,709
Capital Share Transactions (Shares):		
Shares sold	56,221	153,051
Shares issued for dividends reinvested	93,376	183,259
Shares redeemed	(397,089)	(817,646)
Net Increase (Decrease) in Shares Outstanding	**(247,492)**	**(481,336)**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describe the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Six Months Ended October 31, 2006 (Unaudited)	Year Ended April 30,				
		2006	2005	2004	2003	2002
Per Share Data ($):						
Net asset value, beginning of period	17.59	17.99	17.68	18.35	17.84	17.64
Investment Operations:						
Investment income−net [a]	.34	.67	.68	.73	.80	.81
Net realized and unrealized gain (loss) on investments	.40	(.40)	.51	(.63)	.59	.25
Total from Investment Operations	.74	.27	1.19	.10	1.39	1.06
Distributions:						
Dividends from investment income−net	(.35)	(.67)	(.67)	(.73)	(.79)	(.80)
Dividends from net realized gain on investments	−	−	(.21)	(.04)	(.09)	(.06)
Total Distributions	(.35)	(.67)	(.88)	(.77)	(.88)	(.86)
Net asset value, end of period	17.98	17.59	17.99	17.68	18.35	17.84
Total Return (%)	4.23 [b]	1.53	6.81	.51	7.98	6.08
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.84 [c]	.84	.91	.94	.95	.95
Ratio of net expenses to average net assets	.83 [c]	.84	.82	.85	.85	.85
Ratio of net investment income to average net assets	3.88 [c]	3.75	3.78	4.03	4.39	4.50
Portfolio Turnover Rate	12.54 [b]	33.86	42.49	74.22	45.87	58.16
Net Assets, end of period ($ x 1,000)	120,609	122,372	133,772	139,552	157,250	151,816

[a] *Based on average shares outstanding at each month end.*
[b] *Not annualized.*
[c] *Annualized.*
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Insured Municipal Bond Fund, Inc. (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a diversified open-end management investment company. The fund's investment objective is to provide investors with as high a level of current income exempt from federal income tax as is consistent with the preservation of capital. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold to the public without a sales charge.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued each business day by an independent pricing service (the "Service") approved by the Board of Directors. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are carried at fair value as determined by the Service, based on methods which include consideration of: yields or prices of municipal securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Options and financial futures on municipal and U.S. Treasury securities are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day.

On September 20, 2006, the FASB released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments is earned from settlement date and recognized on the accrual basis. Securities purchased or sold on a when-issued or delayed-delivery basis may be settled a month or more after the trade date.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits, if any, as an expense offset in the Statement of Operations.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

On July 13, 2006, the Financial Accounting Standards Board (FASB) released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

The fund has an unused capital loss carryover of $407,575 available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to April 30, 2006. If not applied, $289,539 of the carryover expires in fiscal 2013 and $118,036 expires in fiscal 2014.

The tax character of distributions paid to shareholders during the fiscal year ended April 30, 2006 were as follows: tax exempt income $4,804,483. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing. During the period ended October 31, 2006, the fund did not borrow under the Facility.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement ("Agreement") with the Manager, the management fee is computed at the annual rate of .60% of the value of the fund's average daily net assets and is payable monthly. The Agreement provides that if in any full year the aggregate expenses of the fund, exclusive of taxes, brokerage fees, commitment fees, interest on borrowings and extraordinary expenses, exceed $1\frac{1}{2}$% of the value of the fund's average net assets, the fund may deduct from the payments to be made to the Manager, or the Manager will bear such excess. During the period ended October 31, 2006, there was no expense reimbursement pursuant to the Agreement.

(b) Under the Service Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, the fund reimburses the Distributor for distributing the fund's shares, servicing shareholder accounts ("servicing") and for advertising and marketing relating to the fund. The Plan provides for payments to be made at an aggregate annual rate of up to .20% of the value of the fund's average daily net assets. The Plan also separately provides for the fund to bear the costs of preparing, printing and distributing certain of the fund's prospectuses and statements of additional information and costs associated with implementing and operating the Plan, not to exceed the greater of $100,000 or .005% of the value of the fund's average daily net assets for any full fiscal year. During the period ended October 31, 2006, the fund was charged $51,304 pursuant to the Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended October 31, 2006, the fund was charged $23,151 pursuant to the transfer agency agreement.

During the period ended October 31, 2006, the fund was charged $2,044 for services performed by the Chief Compliance Officer.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $61,118, Rule 12b-1 service plan fees $9,168, chief compliance officer fees $1,363 and transfer agency per account fees $7,750.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

(d) A .10% redemption fee is charged and retained by the fund on certain shares redeemed within thirty days following the date of issuance, subject to exceptions, including redemptions made through the use of fund's exchange privilege.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended October 31, 2006, amounted to $14,831,728 and $19,866,759, respectively.

At October 31, 2006, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 5—Subsequent Event:

At a meeting of the fund's Board of Directors held on November 9, 2006, the Board approved, subject to shareholder approval, an Agreement and Plan of Reorganization (the "Agreement") between the fund and Dreyfus Bond Funds, Inc., on behalf of Dreyfus Municipal Bond Fund (the "Acquiring Fund"). The Agreement provides for the transfer of the fund's assets to the Acquiring Fund in a tax-free exchange for shares of the Acquiring Fund and the assumption by the Acquiring Fund of the fund's stated liabilities, the distribution of the Acquiring Fund's shares to the fund's shareholders and the subsequent termination of the fund (the "Reorganization"). It is currently contemplated that holders of fund shares as of December 15, 2006 will be asked to approve the Agreement on behalf of the fund at a special meeting of shareholders to be held on or about March 1, 2007. If the Agreement is approved, the Reorganization is expected to become effective on or about March 14, 2007. In anticipation of the Reorganization, effective on or about November 17, 2006, the fund will be closed to any investments for new accounts.

PROXY RESULTS (Unaudited)

The fund held a special meeting of shareholders on September 20, 2006. The proposal considered at the meeting, and the results, are as follows:

	Shares	
	Votes For	Authority Withheld
To elect additional Board Members:		
Gordon J. Davis†	3,467,610	113,657
Joni Evans†	3,459,775	121,493
Arnold S. Hiatt†	3,451,666	129,602
Burton N. Wallack†	3,499,488	81,780

† *Each will serve as an Independent Board member of the fund commencing, subject to the discretion of the Board, on or about January 1, 2007.*
In addition Joseph S. DiMartino, David W. Burke, William Hodding Carter III, Ehud Houminer, Richard C. Leone, Hans C. Mautner, Robin A. Melvin and John E. Zuccotti continue as Board members of the fund.

For More Information

**Dreyfus
Insured Municipal
Bond Fund, Inc.**
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2006, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



0306SA1006